Exhibit 12.a

CNF INC.

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

Year Ended December 31,

(Dollars in thousands)	2002		2001		2000		1999		1998
Fixed Charges:
Interest expense	$23,558		$27,992		$29,972		$25,972		$32,627
Capitalized interest	455		864		4,636		5,864		2,342
Amortization of debt expense	1,321		1,064		1,044		908		822
Dividend requirement on Series B Preferred Stock (1)	10,331		10,606		10,808		10,992		12,133
Interest component of rental expense (2)	19,564		25,033		38,161		41,363		40,750

Fixed Charges	$55,229		$65,559		$84,621		$85,099		$88,674

Earnings (Loss):
Income (Loss) from continuing operations before taxes (3)	$146,244		$(695,933)		$261,196		$332,260		$253,812
Fixed charges	55,229		65,559		84,621		85,099		88,674
Capitalized interest	(455)		(864)		(4,636)		(5,864)		(2,342)
Preferred dividend requirements (4)	(10,331)		(10,606)		(10,808)		(10,992)		(12,377)

	$190,687		$(641,844)		$330,373		$400,503		$327,767

Ratio	3.5	x	(9.8	)x	3.9	x	4.7	x	3.7	x
Deficiency in the coverage of fixed charges by earnings (loss) before fixed charges	—		(707,403)		—		—		—

(1)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by CNF’s Thrift and Stock Plan.

(2)	Estimate of the interest portion of lease payments.

(3)	For the year ended December 31, 2001, results included a $652.2 million loss from restructuring charges at Emery and Menlo Worldwide Logistics’ $47.5 million loss from the business failure of a customer.

(4)	Preferred stock dividend requirements included in Fixed Charges but not deducted in the determination of Income (Loss) from Continuing Operations Before Income Taxes.